Exhibit 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the December 31, 2011 Consolidated Financial Statements
December 31, 2011

The following financial ratios have been calculated on a consolidated basis for the respective twelve month period ended December 31, 2011 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

December 31, 2011
Earnings coverage on long-term debt excluding current liabilities	2.5 times(1)
Earnings coverage on long-term debt and first preferred shares excluding current liabilities	2.4 times(1) (2)
Earnings coverage on long-term debt and current liabilities	2.5 times(3)
Earnings coverage on long-term debt, current liabilities and first preferred shares	2.4 times(2) (3)

(1)       The earnings coverage ratios have been calculated excluding carrying charges for long-term debt maturing within one year reflected as current liabilities in the Corporation’s consolidated balance sheets as December 31, 2011.

(2)       Gives effect to the dividends declared on the Corporation’s outstanding cumulative first preferred shares, without par value (series U and series Y), in the aggregate amount of $30,000,000 for the twelve-months ended December 31, 2011.

(3)       The earnings coverage ratios have been calculated including carrying charges for long-term debt maturing within one year  reflected as current liabilities in the Corporation’s consolidated balance sheets as December 31, 2011.

The Corporation’s interest obligations for the twelve-month period ended December 31, 2011 amounted to approximately $1.318 billion including dividends declared on preferred shares and $1.287 billion excluding dividends declared on preferred shares.  The Corporation’s earnings before interest expense, income taxes and non-controlling interests amounted to approximately $3.160 billion for the twelve-month period ended December 31, 2011, which is 2.4 times the Corporation’s interest requirements for that period including dividends declared on preferred shares and 2.5 times the Corporation’s interest requirements for that period excluding dividends declared on preferred shares.